

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2023

Thomas P. Kelly
Chief Financial Officer
Deciphera Pharmaceuticals, Inc.
200 Smith Street
Waltham, MA 02451

> **Re: Deciphera Pharmaceuticals, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed February 7, 2023**
> **File No. 001-38219**

Dear Thomas P. Kelly:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Revenues
Product Revenues, Net, page 109

1. Please provide disclosures to be included in future filings that separately quantifies the increase in U.S. net product revenue by sales volume and net price. Refer to Item 303(b)(2)(iii) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Torney at 202-551-3652 or Vanessa Robertson at 202-551-3649 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences